Exhibit 99.2

ZenaTech’s ZenaDrone Begins In-House PCB Flight Testing, Advancing Vertical Integration Strategy Toward NDAA-Compliant Blue UAS Certification and Expanded Defense Opportunities

In-house production strengthens ZenaDrone’s path to Blue UAS Certification as federal restrictions on Chinese-made drones open a significant market opportunity for compliant American manufacturers

Vancouver, British Columbia, (August 11, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces that its U.S.-based subsidiary ZenaDrone has commenced flight testing of its custom-designed printed circuit boards (PCBs) at its UAE manufacturing and testing facility, integrating the proprietary boards directly into its ZenaDrone 1000 and IQ Nano drone platforms. The boards are designed and manufactured at the Company’s Taiwan-based Spider Vision Sensors (SVS) subsidiary, then shipped to UAE for integration and flight validation, representing the latest step in ZenaTech’s strategy to build a vertically integrated, defense-grade supply chain positioned to capture growing U.S. government demand for NDAA-compliant drone technology.

"Flight testing our in-house circuit boards is a proof point in our vertical integration strategy, which we believe is central to long-term shareholder value," said Shaun Passley, Ph.D., ZenaTech CEO. "Designing and manufacturing our own boards through Spider Vision Sensors, rather than depending on third-party or foreign suppliers, gives us control over cost, quality, and our timeline to Blue UAS certification, considered a gateway to higher-volume procurement and U.S. Defense Department and NATO contracts. With Chinese-made drones being pushed out of the federal market, we believe ZenaDrone is well positioned to capture a meaningful share of a U.S. defense drone market being reshaped in our favor."

This milestone advances ZenaDrone's vertical integration strategy of bringing core electronics design and manufacturing fully in-house. The rationale is threefold: greater supply chain resilience amid geopolitical and export-control uncertainty; improved gross margin potential from reduced reliance on external suppliers; and a shorter design-to-deployment cycle through direct control over circuit board design and testing. Successful validation will pave the way for components to be deployed across ZenaDrone's full platform lineup including the ZenaDrone 1000, IQ series, and Counter UAS products.

The custom PCBs are produced at Spider Vision Sensors' 16,000-square-foot Taiwan facility, which also is in the processes of manufacturing components such as cameras, sensors and motors consolidating key supply chain points under direct ZenaTech ownership. Taiwan's strength as an electronics hub supports high-precision manufacturing while reducing reliance on Chinese-made components. Taiwan is not designated a "covered foreign country" under the NDAA — making components manufactured there eligible for use in NDAA-compliant, Blue UAS-eligible drone systems.

NDAA compliance means adhering to the U.S. National Defense Authorization Act, which restricts foreign-made electronics, including Chinese-sourced components, in defense equipment. Blue UAS certification is a prerequisite for direct DoD and federal agency procurement and requires component-level traceability, including for PCBs. ZenaDrone currently has four drones in this process to achieve certification. This comes as the American Security Drone Act and new Federal Communications Commission (FCC) restrictions bar Chinese-made drones and components from federal use, displacing long-dominant manufacturers and creating an opportunity that management believes ZenaDrone's vertically integrated, non-Chinese supply chain is positioned to capture. Further updates will follow as the Company progresses through additional flight validation milestones.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of multiple software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The Company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech’s ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech’s ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and its needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.